UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2012
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ________ to ________
Commission File Number: 1-11373

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Cardinal Health 401(k) Savings Plan for Employees of Puerto Rico

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:
Cardinal Health, Inc.
7000 Cardinal Place
Dublin, Ohio 43017

Cardinal Health 401(k) Savings Plan for Employees of Puerto Rico
Financial Statements and Supplemental Information
Years Ended December 31, 2012 and 2011

		Page
	Report of Independent Registered Public Accounting Firm	1

	Financial Statements:
	Statements of Net Assets Available for Benefits	2
	Statements of Changes in Net Assets Available for Benefits	3
	Notes to Financial Statements	4

	Supplemental Schedules*:
	Schedule H, Line 4a on Form 5500: Schedule of Delinquent Participant Contributions	20
	Schedule H, Line 4i on Form 5500: Schedule of Assets (Held at End of Year)	21

	Signature	22

	Exhibit:
	Consent of Independent Registered Public Accounting Firm	Exhibit 23.01

*
All other financial schedules required by Section 2520.103-10 of the U.S. Department of Labor’s Annual Reporting and Disclosure Requirements under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm
Financial Benefit Plans Committee of the Cardinal Health 401(k) Savings Plan for Employees of Puerto Rico
We have audited the accompanying Statements of Net Assets Available for Benefits of the Cardinal Health 401(k) Savings Plan for Employees of Puerto Rico as of December 31, 2012 and 2011, and the related Statements of Changes in Net Assets Available for Benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2012 and 2011, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2012, and delinquent participant contributions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP
Columbus, Ohio
June 26, 2013

Cardinal Health 401(k) Savings Plan for Employees of Puerto Rico
Statements of Net Assets Available for Benefits
December 31, 2012 and 2011

	December 31
	2012	2011
Assets
Plan’s interest in Master Trusts’ assets at fair value	$2,030,505	$3,226,377
Investments at fair value	6,985,118	3,311,972
Notes receivable from participants	306,093	275,525
Accrued income	5,791	—
Pending trades receivable	4,096	—
Cash, non-interest bearing	—	1,282
Total assets	9,331,603	6,815,156

Liabilities
Cash overdraft	4,096	—
Accrued fees	103,485	34,293
Pending trades payable	11,155	—
Total liabilities	118,736	34,293

Net assets reflecting investments at fair value	9,212,867	6,780,863
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(83,915)	(66,031)
Net assets available for benefits	$9,128,952	$6,714,832
The accompanying notes are an integral part of these financial statements.

Cardinal Health 401(k) Savings Plan for Employees of Puerto Rico
Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2012 and 2011

	2012	2011
Additions to net assets attributed to:
Investment income:
Interest and dividend income	$143,287	$64,023
Net appreciation (depreciation) in the fair value of investments	638,612	(80,190)
Plan's interest in Master Trusts' net investment income	50,284	25,950
Total investment income	832,183	9,783

Interest income on notes receivable from participants	13,417	13,307

Contributions:
Company	957,491	404,029
Participant	968,101	516,855
Rollovers	235,112	—
Total contributions	2,160,704	920,884
Total additions	3,006,304	943,974

Deductions from net assets attributed to:
Benefits paid to participants	463,676	166,594
Administrative expenses	128,508	62,704
Total deductions	592,184	229,298
Net increase prior to litigation settlement and transfers	2,414,120	714,676

Shareholder Securities Litigation and SEC Investigation settlement proceeds	—	5,709
Net increase prior to transfers	2,414,120	720,385

Net assets transferred from other qualified plans	—	701,905
Net increase	2,414,120	1,422,290

Net assets available for benefits:
Beginning of year	6,714,832	5,292,542
End of year	$9,128,952	$6,714,832
The accompanying notes are an integral part of these financial statements.

Cardinal Health 401(k) Savings Plan for Employees of Puerto Rico
Notes to Financial Statements
December 31, 2012 and 2011
1. Description of Plan
General
The Cardinal Health 401(k) Savings Plan for Employees of Puerto Rico (the “Plan”) is a defined contribution plan covering substantially all employees of Cardinal Health, Inc. (the “Company”) residing in Puerto Rico and not covered by a collective bargaining agreement who have completed one month of service, as defined in the Plan document. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
A trust with a Puerto Rico bank was established for the Plan. In addition, certain assets of the Plan are held within the Cardinal Health Balanced Fund (the “Balanced Master Trust”) and the Cardinal Health Stable Value Fund (the “Stable Value Master Trust”) (collectively, the “Master Trusts”), which were established for the Plan and certain other plans of the Company. See Note 4 for more information regarding the master trusts.
Effective January 1, 2011, the Plan was amended and restated to comply with recent changes in the Internal Revenue Code for a New Puerto Rico (2011) (the “Code”), as amended.
The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.
Administration
The Company's Financial Benefit Plans Committee (the “Committee”) is responsible for the general operation and administration of the Plan.
Banco Popular is the trustee and asset custodian. Effective October 15, 2012, Wells Fargo Institutional Retirement and Trust (“Wells Fargo”) serves as the Plan record keeper. Prior to October 15, 2012, Fidelity Management Trust Company (“Fidelity”) served as the Plan record keeper.
Borschow Plan Merger
The Borschow 1165(e) Savings Plan #754512 (the “Borschow Plan”) was merged into the Plan effective June 19, 2011, as permitted by the Plan document. Effective June 19, 2011, eligible employees of Borschow Hospital and Medical Supplies, Inc. could participate in the Plan. See Note 10. The merger did not result in a material adverse financial effect with regard to investment contracts as described in Note 4.

Notes to Financial Statements (continued)

1. Description of Plan (continued)
Shareholder Securities Litigation against Cardinal Health
On and after July 2, 2004, multiple proposed class action complaints were filed and later consolidated against the Company and certain of its officers and directors, asserting claims under the federal securities laws (the “Cardinal Health federal securities litigation”). On May 24, 2007, the Company entered into a memorandum of understanding to settle the Cardinal Health federal securities litigation in exchange for a payment of $600 million. At all times, the defendants denied the violations of law alleged in the litigation, and the settlement reached was solely to eliminate the uncertainties, burden and expense of further protracted litigation. On November 14, 2007, the court entered final judgment. In or about February 2011, residual net settlement proceeds totaling $5,709 from the Cardinal Health federal securities litigation were allocated to the eligible class members' individual plan accounts in the Plan.
Contributions
Contributions to the Plan may consist of participant elective contributions, rollover contributions, and Company matching, special and discretionary profit sharing contributions.
Participants may elect to contribute a percentage of their eligible compensation (subject to certain limitations), as defined by the Plan. Participants may also roll over amounts representing distributions from other qualified defined benefit or defined contribution plans.
The Company will match 100% of the first 3% of participant elective deferrals, and 50% of the next 2% of pretax contributions. In addition, the Company may elect to make special and discretionary profit sharing contributions. The special contributions are allocated to the participants in the eligible group based on their proportionate share of total eligible compensation in that group.
The discretionary profit sharing contributions are allocated to participants based on their proportionate share of total eligible compensation and eligible compensation above the Social Security taxable wage base amount for the year of allocation.
The Plan's discretionary profit sharing contribution is known as the Company Performance Contribution (“CPC”), which is contingent upon the Company's financial performance and can range from 0% to 4% of eligible compensation. To be eligible for the CPC, participants must be employed on the last day of the Company's fiscal year, June 30. If financial performance goals are met, the CPC will be calculated on eligible compensation earned during the Company's fiscal year and contributed in lump sum to participant accounts. The CPC is recognized by the Plan in the year the contribution is made to the Plan. For the Company's fiscal years ended June 30, 2012 and 2011, the CPC was $331,887 and $96,541, respectively, and was deposited into participant accounts in September 2012 and August 2011, respectively.
Participants direct the investment of their contributions into various investment options offered by the Plan. The Company's matching, discretionary profit sharing and special contributions are also invested as directed by participants.
Participant Accounts
Each participant's account is credited with the participant's elective contributions, any rollover contributions made by the participant and allocations of the Company's contributions and Plan earnings. A participant is entitled to the benefit provided from the participant's vested account balance.

Notes to Financial Statements (continued)

1. Description of Plan (continued)
Vesting
Participants are vested immediately in their elective deferral and matching contributions, plus actual earnings thereon. A participant is 100% vested in the Company's discretionary, special and matching contributions after three years of vesting service, or if the participant dies, becomes totally disabled, or reaches retirement age, as defined in the Plan document, while employed by the Company. The Plan provides for the partial vesting of the Company contributions to participants with more than one year, but less than three years of vesting service, who were terminated as part of a designated reduction in workforce, as defined in the Plan document.
Forfeitures
Non-vested account balances are generally forfeited either upon full distribution of vested balances or completion of five consecutive one-year breaks in service, as defined in the Plan document. Forfeitures are either used to reduce Company contributions to the Plan or to pay reasonable expenses of the Plan pursuant to guidelines determined by the Committee.
Forfeitures used to reduce Company contributions and to pay reasonable expenses were $22,681 and $50,074 during 2012 and 2011, respectively. At December 31, 2012 and 2011, forfeited non-vested accounts were $223,912 and $214,132, respectively.
Administrative Expenses
Administrative expenses are paid by the Company or the Plan, except for fees for loans, withdrawals and Qualified Domestic Relations Orders (“QDROs”), which are paid by the participant.
Revenue sharing and sub-transfer agent fee rebate income received by the Plan are credited to an administrative account and can be used to reduce administrative expenses. During 2012, the Plan received $1,341 in revenue sharing and sub-transfer agent fee rebate income.
Participant Loans
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 less the highest outstanding loan balance during the prior 12 months or 50% of their vested account balance. Loan terms primarily range from 1 to 5 years or up to 15 years for the purchase of a primary residence. Participant loans are secured by the remaining vested balance in the participant's account and bear interest at a reasonable rate, as established by the Committee, currently Prime plus 1%, which is set for the life of the loan. Interest rates for new loans are subject to change on a monthly basis. Loan repayments, including interest and applicable loan fees, are generally repaid through payroll deductions.
Payment of Benefits
Upon termination of employment, death, retirement or total disability, distributions are generally made in the form of a lump-sum payment. In addition, the Plan includes a provision for participants to make withdrawals from their account under certain hardship circumstances or attaining age 59 1/2, as defined in the Plan document. Required qualified joint and survivor annuity payment options are preserved for the portion of participant accounts transferred to the Plan from a money purchase pension plan.

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies
Basis of Presentation
The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (“GAAP”).
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates that affect the reported amounts in the financial statements and accompanying notes and supplemental schedules. Actual results could differ from those estimates.
Recently Issued Accounting Pronouncements
In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2010-06, Improving Disclosures about Fair Value Measurements ("ASU 2010-06"). ASU 2010-06 amended Accounting Standards Codification (“ASC”) 820 to clarify certain existing fair value disclosures and require a number of additional disclosures. The requirement to present changes in Level 3 measurements on a gross basis is effective for reporting periods beginning after December 15, 2010. Since ASU 2010-06 only affects fair value measurement disclosures, adoption of ASU 2010-06 did not have an effect on the Plan's net assets available for benefits or its changes in net assets available for benefits.
In May 2011, the FASB issued Accounting Standards Update 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs (“ASU 2011-04”). ASU 2011-04 amended ASC 820, Fair Value Measurement, to converge the fair value measurement guidance in GAAP and International Financial Reporting Standards (“IFRSs”). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. Adoption of ASU 2011-04 did not have an effect on the Plan's net assets available for benefits or its changes in net assets available for benefits.
Investment Valuation and Income Recognition
In accordance with FASB authoritative guidance included in ASC Subtopic 962, Defined Contribution Pension Plans, the Statements of Net Assets Available for Benefits present certain investment contracts at fair value as well as an additional line item showing the adjustment of fully benefit-responsive contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis for the fully benefit-responsive investment contracts. Contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.
Certain Plan investments are in the Master Trusts, while others are held in custody by Wells Fargo (effective October 15, 2012; Fidelity prior to October 15, 2012) under an agreement with the trustee for the Puerto Rico trust. Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 5 for discussion of fair value measurements.

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)
Investment Valuation and Income Recognition (continued)
The Committee is responsible for determining the Plan's valuation policies and analyzing information provided by the investment custodians and issuers that is used to determine the fair value of the Plan's investments. The Committee is comprised of management level employees from the benefits, treasury and finance departments and reports to the Human Resources and Compensation Committee of the Board of Directors of the Company.
For instruments within Level 3 of the fair value hierarchy the Committee, in determining the reasonableness of the methodology, evaluates a variety of factors including a review of existing contracts, economic conditions, industry and market developments, and overall credit ratings.
Purchases and sales of securities are recorded on a trade-date basis using fair market value, except for those investments in investment contracts that are transacted at contract value. Dividends are recorded on the ex-dividend date. Interest is recorded on the accrual basis.
Adjustment from Fair Value to Contract Value for Fully Benefit-Responsive Investment Contracts
This amount represents the difference between fair value and contract value of investment contracts that are considered fully benefit-responsive issued by insurance companies and banks.
Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. If a participant ceases to make loan repayments and the Plan Sponsor deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.
Payment of Benefits
Benefit payments are recorded when paid.

Notes to Financial Statements (continued)

3. Investments
The fair values of individual assets held outside of the Balanced Master Trust and Stable Value Master Trust (collectively, "Master Trusts") that represent 5% or more of the Plan’s net assets available for benefits were as follows:

	December 31
	2012	2011
Mutual funds:
Pimco Total Return Fund	$1,774,509	$727,409
Fidelity Growth Company Fund	798,320	321,172	*
Fidelity Diversified International Fund	786,776	317,885	*
Dodge & Cox Stock Fund	758,272	452,167
Vanguard Institutional Index Fund	575,777	466,511
Columbia Acorn USA Fund Z	567,947	218,963	*
Cardinal Health, Inc. common shares	677,082	404,833

*	Shown for comparative purposes.
Net appreciation (depreciation) in the fair value of investments held outside of the Master Trusts was as follows for the years ended December 31:

	2012	2011
Mutual funds	$620,784	$(87,899)
Common collective trust	6,532	(4,814)
Cardinal Health, Inc. common shares	11,296	12,523
Net appreciation (depreciation) in the fair value of investments	$638,612	$(80,190)

Notes to Financial Statements (continued)

4. Assets Held in Master Trusts
Certain of the Plan's investments are or were held in the Master Trusts, which were established for the investment of assets of the Plan and several other Company sponsored retirement plans. The Balanced Master Trust ceased existence on January 1, 2012 as the other remaining Company sponsored retirement plan no longer held assets in the Balanced Master Trust. Each participating plan's interest in the investment funds (i.e., separate accounts) of the Master Trusts is based on account balances of the participants and their elected investment funds. The Master Trusts' assets are allocated among the participating plans by assigning to each plan those transactions (primarily contributions, benefit payments, and plan specific expenses) that can be specifically identified and by allocating among all plans, in proportion to the fair value of the assets assigned to each plan, income and expenses resulting from the collective investment of the assets of the Master Trusts. The Plan's interest in the Master Trusts' net investment income (loss) presented in the Statements of Changes in Net Assets Available for Benefits consists of the unrealized and realized gains (losses) and the earnings on those investments.
The Stable Value Master Trust invests in guaranteed investment contracts (“GICs”) and actively managed, structured or synthetic investment contracts (“SICs”). The GICs are promises by an insurance company to repay principal plus a fixed rate of return through contract maturity. SICs differ from GICs in that there are specific assets supporting the SICs, and these assets are owned by the Plan. The bank or insurance company issues a wrapper contract that allows participant-directed transactions to be made at contract value. The assets supporting the SICs are invested in Wells Fargo fixed income collective trust funds comprised of government agency bonds, corporate bonds, asset-backed securities and collateralized mortgage obligations. The major credit ratings of the issuer or wrapper providers for the GICs and SICs are investment grade.
Interest crediting rates on the GICs in the Stable Value Master Trust are determined at the time of purchase. Interest crediting rates on the SICs are set at the time of purchase and reset periodically, normally quarterly, based on the market value, duration and yield to maturity of the underlying assets. The crediting interest rate is based on a formula agreed upon with the contract issuer, but may not be less than zero. The crediting interest rates for GICs and SICs ranged from 1.85% to 5.30% and 2.22% to 5.18% at December 31, 2012 and 2011, respectively. To the extent that the underlying portfolio of a security-backed contract has unrealized and/or realized losses that are accounted for, under contract value accounting, through a positive adjustment to contract value, the future crediting rate may be lower over time than then-current market rates. Similarly, if the underlying portfolio generates unrealized and/or realized gains, reflected in a negative adjustment to contract value under contract value accounting, the future crediting rate may be higher than then-current market rates.
For the years ended December 31, 2012 and 2011, the average yield for the investment contracts based on actual earnings was 1.39% and 2.10%, respectively.
For the years ended December 31, 2012 and 2011, the average yield adjusted to reflect the actual interest rate credited to participants was 2.68% and 2.99%, respectively.
Events that may limit the ability of the Plan to transact at contract value are events or conditions the occurrence of which are considered outside the normal operations of the Plan, which the contract issuer reasonably determines to have a material adverse financial effect on the issuer's interests such as: 1) Plan disqualification under the Code, 2) establishment of a defined contribution plan by the Company that competes for participant contributions, 3) material amendments to the Plan or administration as to investment options, transfer procedures or withdrawals, 4) Company's inducement to participant to withdraw or transfer funds from the contract, 5) termination or partial termination of the Plan, 6) group termination, layoff, early retirement incentive program or other downsizing by the Company, 7) merger or consolidation of the Plan with another plan or spin-off of any portion of the Plan's assets to another plan, and 8) any changes in law, regulation, ruling or administrative or judicial position that, in the issuer's reasonable determination, could result in substantial disbursements from the contract. The Committee does not consider that these events are probable in the future.

Notes to Financial Statements (continued)

4. Assets Held in Master Trusts (continued)
Events that would allow the issuer to terminate the investment contract are: 1) the investment manager or trustee breaches any of its material obligations under the agreement, 2) any representation of the investment manager is or becomes untrue in any material respect, 3) the investment manager with respect to the contract is terminated, unless a qualified professional manager is duly appointed and is agreed to by the issuer, 4) the issuer determines that the execution, delivery or performance of the contract constitutes or will constitute a prohibited transaction, 5) failure to pay amounts due to the issuer, and 6) termination of the Plan or disqualification of the trust.
Each investment contract is subject to early termination penalties that may be significant. There are no reserves against contract value for credit risk of the contract issuers or other matters.
The assets held in the Master Trusts were as follows:

December 31, 2012
Stable Value Master Trust
Common collective trusts	$341,829,465
Guaranteed investment contracts	12,669,646
Cash and pending activity	(240,016)
Total net assets in Master Trusts at fair value	354,259,095
Bank wrappers at fair value	140,800
Adjustment from fair value to contract value	(14,646,227)
Total net assets in Master Trusts	$339,753,668

Plan’s ownership percentage in:
Master Trusts	Less than 1%
Each investment held of the Master Trusts:
Common collective trusts	Less than 1%
Other	Less than 1%

Notes to Financial Statements (continued)

4. Assets Held in Master Trusts (continued)

	December 31, 2011
	Balanced Master Trust	Stable Value Master Trust
Mutual funds	$1,346,275	$—
Common collective trusts	—	349,112,423
Guaranteed investment contracts	—	12,722,648
Cash and pending activity	(2,304)	(217,593)
Total net assets in Master Trusts at fair value	1,343,971	361,617,478
Bank wrappers at fair value	—	196,593
Adjustment from fair value to contract value	—	(12,691,734)
Total net assets in Master Trusts	$1,343,971	$349,122,337

Plan’s ownership percentage in:
Master Trusts	100%	Less than 1%
Each investment held of the Master Trusts:
Mutual funds	100%	Less than 1%
Common collective trusts	—%	Less than 1%
Other	100%	Less than 1%
The investment income of the Master Trusts was as follows for the years ended:

December 31, 2012
Stable Value Master Trust
Dividend and interest income	$8,260,110

Net appreciation in the fair value of investments as determined by:
Estimated fair value:
Common collective trusts	939,313
Total investment income	$9,199,423

Plan’s investment income percentage	Less than 1%

Notes to Financial Statements (continued)

4. Assets Held in Master Trusts (continued)

	December 31, 2011
	Balanced Master Trust	Stable Value Master Trust
Dividend and interest income	$2,915,331	$9,236,810

Net appreciation in the fair value of investments as determined by:
Quoted market price:
Mutual funds	13,156,835	—
Estimated fair value:
Common collective trusts	—	1,052,395
Total investment income	$16,072,166	$10,289,205

Plan’s investment income percentage	Less than 1%	Less than 1%

Notes to Financial Statements (continued)

5. Fair Value Measurements
ASC 820, Fair Value Measurement, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described as follows:

Level 1:	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2:	Inputs to the valuation methodology include:

•	quoted prices for similar assets or liabilities in active markets;

•	quoted prices for identical or similar assets or liabilities in inactive markets;

•	inputs other than quoted prices that are observable for the asset or liability; and

•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3:	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
Following is a description of the valuation techniques and inputs used for each major class of assets measured at fair value. There have been no changes in the methodologies used at December 31, 2012 and 2011.
Mutual funds and common shares fair values are determined by applying the “market approach” and utilizing quoted market prices reported on the active market on which they are traded.
The common collective trusts (“CCTs”) are designed to deliver safety and stability by preserving principal and accumulating earnings. The CCTs are valued by applying the “market approach” and utilizing the respective net asset values (“NAV”) as reported by such trusts, which are reported at fair value. The fair value has been determined by the trustee sponsoring the CCT by dividing the trust's net assets at fair value by its units outstanding at the valuation dates. The trustee sponsoring the CCTs has estimated the fair value of those CCTs investing in investment contracts with insurance companies and banks. There are no restrictions as to the redemption of these investments nor does the Plan have any contractual obligations to further invest in any of these CCTs.
The fair values of investment contracts and contract wrappers issued by insurance companies and banks are estimated by applying the “income approach” and are based on discounting the related cash flows. See Note 4 for more information.
The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Notes to Financial Statements (continued)

5. Fair Value Measurements (continued)
The following tables set forth by level, within the fair value hierarchy, the assets held in the Master Trusts at fair value as of December 31, 2012 and 2011. The following tables do not include the Plan's interest in assets held outside of the Master Trusts because that information is disclosed separately below:

	December 31, 2012
	Level 1	Level 2	Level 3	Total
Common collective trusts:
Fixed income (a)	—	304,799,380	—	304,799,380
Stable value (b)	—	37,030,085	—	37,030,085
Total common collective trusts	—	341,829,465	—	341,829,465

Guaranteed investment contracts	—	12,669,646	—	12,669,646
Bank wrappers	—	—	140,800	140,800
Cash and pending activity	—	(240,016)	—	(240,016)
Total assets at fair value	$—	$354,259,095	$140,800	$354,399,895

	December 31, 2011
	Level 1	Level 2	Level 3	Total
Mutual funds:
Large cap	$275,835	$—	$—	$275,835
Income	499,268	—	—	499,268
International	470,216	—	—	470,216
Small cap	100,956	—	—	100,956
Total mutual funds	1,346,275	—	—	1,346,275

Common collective trusts:
Fixed income (a)	—	293,248,667	—	293,248,667
Stable value (b)	—	55,863,756	—	55,863,756
Total common collective trusts	—	349,112,423	—	349,112,423

Guaranteed investment contracts	—	12,722,648	—	12,722,648
Bank wrappers	—	—	196,593	196,593
Cash and pending activity	—	(219,897)	—	(219,897)
Total assets at fair value	$1,346,275	$361,615,174	$196,593	$363,158,042

(a)	This category includes investments in U.S. government and agency securities, municipal bonds, and corporate notes and bonds.

(b)	This category primarily invests in investment contracts, including traditional GICs and security-backed contracts issued by insurance companies and other financial institutions.

Notes to Financial Statements (continued)

5. Fair Value Measurements (continued)
The following tables set forth by level, within the fair value hierarchy, the fair value of the Plan’s assets held outside of the Master Trusts as of December 31, 2012 and 2011:

	December 31, 2012
	Level 1	Level 2	Level 3	Total
Mutual funds:
Large cap	$2,260,433	$—	$—	$2,260,433
Income	1,774,509	—	—	1,774,509
International	1,249,914	—	—	1,249,914
Small cap	567,947	—	—	567,947
Mid-cap	433,637	—	—	433,637
Total mutual funds	6,286,440	—	—	6,286,440

Common collective trusts:
Short term stable value (a)	—	21,596	—	21,596

Cardinal Health, Inc. common shares	677,082	—	—	677,082
Total assets at fair value	$6,963,522	$21,596	$—	$6,985,118

	December 31, 2011
	Level 1	Level 2	Level 3	Total
Mutual funds:
Large cap	$1,293,235	$—	$—	$1,293,235
Income	727,409	—	—	727,409
International	317,885	—	—	317,885
Small cap	218,963	—	—	218,963
Mid-cap	277,711	—	—	277,711
Short term	26,039	—	—	26,039
Total mutual funds	2,861,242	—	—	2,861,242

Common collective trusts:
International (b)	—	45,897	—	45,897

Cardinal Health, Inc. common shares	404,833	—	—	404,833
Total assets at fair value	$3,266,075	$45,897	$—	$3,311,972

(a)
The investment objective of this category is to seek a competitive rate of return as well as a high level of stability of principal and liquidity through investments of domestic and foreign issuers with an overall dollar-weighted average maturity of 60 days or less.

(b)	This category includes investments in a wide range of international stocks and seeks to match the returns of the MSCI ACWI EX-US Index.

Notes to Financial Statements (continued)

5. Fair Value Measurements (continued)
The following tables set forth a summary of changes in the fair value of the Stable Value Master Trust’s Level 3 assets (bank wrappers) for the years ended December 31, 2012 and 2011:

2012
Bank Wrappers
Balance, beginning of year	$196,593
Realized loss related to wrappers disposed of during the year	(102,813)
Unrealized gain relating to wrappers still held at the reporting date	47,020
Balance, end of period	$140,800

2011
Bank Wrappers
Balance, beginning of year	$644,328
Unrealized loss relating to wrappers still held at the reporting date	(447,735)
Balance, end of period	$196,593

6. Income Tax Status
The Plan has received a determination letter from the Commonwealth of Puerto Rico's Department of Treasury (“Treasury”) dated April 20, 2012, stating that the Plan is qualified under Section 1081.01 of the Code and therefore, the related trust is exempt from taxation. Subsequent to the determination by the Treasury, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor has indicated that it will take the necessary steps, if any, to bring the Plan's operations into compliance with the Code.
Accounting principles generally accepted in the United States of America require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the Treasury. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions. The Internal Revenue Service ("IRS") gave notice of examination of the Plan for Plan year 2008. However, the Plan, which was tax-qualified under the Puerto Rico Internal Revenue Code then in effect, was not subject to the jurisdiction of the IRS and the IRS thereafter verbally acknowledged that the examination should be closed on that basis. No examination of the Plan by the IRS has occurred but the IRS has not officially closed the notice of examination and has since indicated that the closure will take place in connection with the closure of the audit of the Cardinal Health 401(k) Savings Plan. The plan administrator believes it is no longer subject to income tax examination for years prior to 2009.

Notes to Financial Statements (continued)

7. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
8. Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.
9. Parties-in-Interest
Certain of the Plan's investments at December 31, 2012 and 2011 were units of common collective trusts managed by Wells Fargo and shares of mutual funds managed by Fidelity, respectively. Wells Fargo serves, and Fidelity served, as the record keeper of the Plan, and, therefore, transactions involving these funds are considered party-in-interest transactions.
The Plan held $677,082 and $404,833 of Cardinal Health, Inc. common shares at December 31, 2012 and 2011, respectively.
10. Asset Transfers
The following net assets available for benefits were transferred into the Plan during 2011:

June 19, 2011	Assets transferred in from Borschow Plan	$701,905
	Net assets transferred from other qualified plans during 2011	$701,905

Notes to Financial Statements (continued)

11. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2012	2011
Net assets available for benefits per the financial statements	$9,128,952	$6,714,832
Adjustment from fair value to contract value for certain fully benefit-responsive investment contracts*	80,437	59,648
Net assets available for benefits per Form 5500	$9,209,389	$6,774,480

*
Amount differs from the adjustment presented on the Statements of Net Assets Available for Benefits as CCTs held by the Plan are recorded at fair value for Form 5500 purposes while they are recorded at contract value for financial statement purposes, and GICs are reported at contract value for both financial statement and Form 5500 purposes. Therefore, the adjustment from fair value to contract value above represents only the adjustment pertaining to the CCTs whereas the adjustment on the Statement of Net Assets Available for Benefits includes the amount pertaining to the CCTs and the GICs.

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the Form 5500:

2012
Net increase in assets per the financial statements	$2,414,120
Net investment income difference between fair value and contract value	20,789
Net income per Form 5500	$2,434,909

Cardinal Health 401(k) Savings Plan for Employees of Puerto Rico
Schedule H, Line 4a on Form 5500: Schedule of Delinquent Participant Contributions
For the Year Ended December 31, 2012
EIN: 31-0958666 Plan Number: 062

Participant Contributions Transferred Late to Plan	Total That Constitute Nonexempt Prohibitive Transactions				Total Fully Corrected Under Voluntary Fiduciary Correction Program (VFCP) and Prohibited Transaction Exemption 2002-51

			$40,748
Check Here if Late Participant Loan Repayments are included: ☑	Contributions Not Corrected		Contributions Corrected Outside VFCP	Corrections Pending Correction in VFCP	$—

	$40,748	(1)	$—	$—

(1)
Represents delinquent participant contributions and loan repayments from a 2012 payroll period. The Company transmitted lost earnings to the Plan in 2013 and intends to file Form 5330, Return of Excise Taxes Related to Employee Benefit Plans, during 2013.

Cardinal Health 401(k) Savings Plan for Employees of Puerto Rico
Schedule H, Line 4i on Form 5500: Schedule of Assets (Held at End of Year)*
December 31, 2012
EIN: 31-0958666 Plan Number: 062

(a)	(b)	(c)	(e)
	Identity of issuer, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, maturity or par value	Current value
	Mutual funds:
	Pimco Total Return Fund	157,874 shares	$1,774,509
	Fidelity Growth Company Fund	8,549 shares	798,320
	Fidelity Diversified International Fund	26,279 shares	786,776
	Dodge & Cox Stock Fund	6,221 shares	758,272
	Vanguard Institutional Index Fund	4,411 shares	575,777
	Columbia Acorn USA Fund Z	19,285 shares	567,947
	CRM Mid Cap Value Fund	14,088 shares	433,637
	BlackRock Global Allocation Fund	9,515 shares	188,685
	Pimco All Asset Fund	14,950 shares	188,065
	Vanguard Total Stock Market Index Fun	3,591 shares	128,064
	Vanguard Total International Stock Index Fund	862 shares	86,388

	Common collective trusts:
**	Wells Fargo Short Term Investment Fund G	21,596 units	21,596

	Common shares:
**	Cardinal Health, Inc.	16,442 shares	677,082

	Loans:
**	Participant loans	Interest rates ranging from 4.25% to 8.25% with varying maturity dates through 2026	306,093
	Total		$7,291,211

*
Other columns required by the U.S. Department of Labor’s Annual Reporting and Disclosure Requirements under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

**	Denotes party-in-interest.

Signature
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Plan Committee have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Cardinal Health 401(k) Savings Plan for Employees of Puerto Rico

Date:	June 26, 2013	/s/ KENDELL SHERRER
Kendell Sherrer
Financial Benefit Plans Committee Member